Filed Pursuant to Rule 424(b)(3)
Registation No. 333-162023

Base Shelf Prospectus

OILSANDS QUEST INC.
90,912,637 SHARES OF
COMMON STOCK

This prospectus relates to the resale by the selling shareholders described herein of up to 81,198,337 shares of our common stock issued or issuable upon (i) the exchange of exchangeable shares (the "Exchangeable Shares") in Oilsands Quest Sask Inc. ("OQI Sask"), the Company's wholly owned subsidiary and (ii) the exercise of warrants of the Company previously issued in May 2009 (the "Warrants").  The Exchangeable Shares were issued by OQI Sask as part of the reorganization on August 14, 2006, and are exchangeable at any time on a one-for-one basis, at the option of the holder, for shares of the Company’s common stock.  The Warrants entitle the purchaser to purchase one share of common stock for a price of US$1.10 at any time on or prior to May 12, 2011.

This prospectus also relates to the resale by the selling shareholders described herein of up to 9,714,300 shares of our common stock issued in a private placement transaction on December 23, 2009.

The actual number of shares of common stock offered by the selling shareholders in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933 (the “Securities Act”).

The selling shareholders may sell securities from time to time in the principal market on which the securities are traded at the prevailing market price or in negotiated transactions. We will pay the expenses of registering these securities.

Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is listed on the NYSE AMEX under the symbol “BQI”. The last reported sales price per share of our common stock as reported by the NYSE AMEX on August 2, 2010 was $0.58.  The Warrants are also listed on the NYSE AMEX.

You should carefully read this prospectus, together with the documents incorporated by reference, before you invest. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the SEC.

This prospectus relates to the resale by the selling shareholders described herein of up to 81,198,337 shares of our common stock issued or issuable upon the exchange of the Exchangeable Shares and the exercise of the Warrants.   This prospectus also relates to the resale by the selling shareholders described herein of up to 9,714,300 shares of our common stock issued in a private placement transaction on December 23, 2009.  Before investing in any securities, you should carefully read this prospectus and any free writing prospectus prepared by or on behalf of us, together with the documents we have incorporated by reference in this prospectus described under the heading “Documents Incorporated by Reference.”  You should also review the additional information described under the heading “Where You Can Find More Information.”

You should only rely on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, and any free writing prospectus, or the documents incorporated by reference herein or therein, prepared by or on behalf of us is accurate only as of the date such information is presented. Our business, financial condition, plan of operations and prospects may have subsequently changed.

When we use the terms “Oilsands Quest,” the “Company,” “we,” “us,” “our,” or “OQI,” we are referring to Oilsands Quest Inc. and its subsidiaries, unless the context otherwise requires.

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 PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in the securities. You should read this entire prospectus carefully, including the financial data and related notes, risk factors and other information incorporated by reference in this prospectus.

Oilsands Quest Inc.

Background

We are a Colorado corporation formed on April 3, 1998 as Uranium Power Corporation. On November 2, 2004 we changed our name to CanWest Petroleum Corporation. On October 31, 2006 we changed our name to Oilsands Quest Inc.

The Company operates through its subsidiary corporations. Our primary operating subsidiary is Oilsands Quest Sask Inc. (“OQI Sask”), an Alberta corporation. OQI Sask was established as an operating subsidiary of the Company primarily to explore for and develop oil sands deposits in the provinces of Saskatchewan and Alberta. We currently own 100% of the issued and outstanding voting common shares of OQI Sask following the acquisition of the noncontrolling (minority) interest of OQI Sask on August 14, 2006.

In addition to OQI Sask, we also have the following wholly-owned subsidiaries:

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Township Petroleum Corporation (“Township”), an Alberta corporation. Township owns an oil sands lease in the Province of Alberta acquired in 2005, referred to as the Eagles Nest, and is currently developing plans for exploring the oil sands potential on the lease.

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Western Petrochemicals Corp. (“WPC”), an Alberta corporation. WPC formerly owned certain rights relating to exploration for oil shale, referred to as the Pasquia Hills Oil Shale, and is currently inactive.

—	Stripper Energy Services Inc. (“Stripper”), acquired in 2007 and currently a wholly-owned subsidiary of OQI Sask.

—	1291329 Alberta Ltd., incorporated in 2007 to own assets related to camp facilities and equipment.

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Oilsands Quest Technology Inc., incorporated in 2007 to assess technologies related to bitumen and shale oil extraction and to ensure any proprietary information created from the development of our prospects can be commercially exploited.

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1259882 Alberta Ltd. incorporated on August 4, 2006.  The only activity conducted by this subsidiary to date is to have an over-riding call right to acquire the Exchangeable Shares in consideration of it delivering to the shareholder the number of common shares in the Company that a shareholder would otherwise have been entitled to upon a redemption or retraction of the Exchangeable Shares.

Strategy

Our strategy is to focus on business opportunities in the oil sands sector with the objective of maximizing shareholder value on a per share basis. We will execute our strategy by:

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Selectively identifying and acquiring key targets in the oil sands sector. We have a large contiguous land position straddling the Saskatchewan/Alberta provincial border with an undivided, 100% interest in each of the permits, licenses and leases held.

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Exploring and delineating resources on our lands. Our operating teams have conducted extensive exploration and development programs, consisting of drilling 457 wells, conducting 2,136 kilometres of 2-D and 3-D seismic surveys, and other exploration activities resulting in the discovery of the Axe Lake, Raven Ridge and Wallace Creek reservoirs and the identification of other oil sands prospects. We manage and operate all of our activities.

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Exploiting the oil sands resources identified. We are focused on the commercialization of our reservoirs and are in the process of conducting a comprehensive reservoir test program at Axe Lake to determine the optimal recovery processes that will be utilized to produce bitumen from our reservoirs. Our development strategy includes evaluating recovery processes on specific projects to optimize economic recovery and to accelerate the development of such projects in a timely and responsible manner.

Our business plan is to focus on the exploration, delineation and exploitation of bitumen resources on our oil sands permits, licenses and leases located in the provinces of Saskatchewan and Alberta.

Operating Results

We have generated no revenue. We have used significant funds in operations, and expect this trend to continue for the foreseeable future. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.

Our Corporate Information

Our principal offices are located at 800, 326 – 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5, and our telephone number is (403) 263-1623. Our website is www.oilsandsquest.com. Our website is not a part of this prospectus.

The Offering

Securities Offering
This prospectus relates to the resale by the selling shareholders described herein of up to 81,198,337 shares of our common stock issued or issuable upon the exchange of the Exchangeable Shares and the exercise of Warrants. This prospectus also relates to the resale by the selling shareholders described herein of up to 9,714,300 shares of our common stock issued in a private placement transaction on December 23, 2009.  See the “Plan of Distribution” section of this prospectus for additional information concerning the manner in which our securities may be offered.

Common Stock Outstanding
As of June 30, 2010, 312,496,101 shares of our common stock were issued and outstanding (excluding 43,914,641 shares of our common stock reserved for issuance upon exercise of outstanding options under option plans and warrants, and 1,388,567 shares of common stock reserved for issuance on settlement of debt of a former subsidiary).  In addition, pursuant to our Reorganization Agreement with OQI Sask dated August 14, 2006, we are required to issue up to 75,736,173 shares of our common stock for all of the exchangeable shares of OQI Sask (the “Exchangeable Shares”) (including warrants and options to acquire) issued at closing. As of June 30, 2010, 43,786,349 Exchangeable Shares have already been exchanged for shares of our common stock and up to an additional 31,949,824 Exchangeable Shares may be exchanged for shares of our common stock.

NYSE AMEX Symbol	Our common stock is listed on the NYSE AMEX under the symbol “BQI”.

Use of Proceeds	We will not receive any proceeds from the resale of securities by the selling shareholders.

Dividends
We have never declared or paid any dividends or distributions on our common stock. We anticipate that for the foreseeable future all earnings will be retained for use in our business and no cash dividends will be paid to shareholders. Any payment of cash dividends in the future on our common stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant.

Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6.

 DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. These documents provide a significant amount of information about us. We incorporate by reference the documents listed below:

·	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2010 (filed July 13, 2010; amended on July 21, 2010).
·	Our Current Reports on Form 8-K (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) reporting events of (filing date in parentheses):

May 13, 2010	(May 14, 2010)
July 6, 2010	(July 9, 2010)
July 13, 2010	(July 14, 2010)

·
Those portions of our Definitive Proxy Statement on Schedule 14A (filed on August 28, 2009) which were incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended April 30, 2009 (filed on July 30, 2009).

·	The description of our common stock set forth in our Registration Statement on Form 10-SB (filed October 14, 1999), as amended by Form 8-A (filed March 13, 2006 and August 23, 2006).

The above information incorporated by reference has also been filed with the securities regulatory authorities in each of the provinces of Canada except Quйbec.

We will provide to each person to whom a prospectus is delivered a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus.  You may request a copy of these filings or a copy of any or all of the documents referred to above which have been incorporated in this prospectus by reference, at no cost, by writing the following individual at the Corporation or calling the following individual of the Corporation at the following address and telephone number:

Vice President, Legal

Oilsands Quest Inc.

800, 326 – 11th Avenue SW

Calgary, Alberta, Canada T2R 0C5

Telephone No.:  (403) 263-1623

Facsimile No.:  (403) 263-9812

Copies of these reports and documents are also available on our website at http://www.oilsandsquest.com. Our website is not a part of this prospectus.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a “shelf” registration statement on Form S-1 under  the Securities Act relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more detail about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-1 and the exhibits filed with or incorporated by reference into the registration statement at the locations listed below.

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549 by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that  contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. We also file reports and other information with the securities regulatory authorities in each of the provinces of Canada except Quebec. These documents are electronically available at http://www.sedar.com.

NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that our management expects, believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements include discussion of such matters as:

·	the amount and nature of future capital, development and exploration expenditures;

·	the timing of exploration activities;

·	business strategies and development of our business plan and drilling programs; and

·	potential reservoir recovery optimization processes.

Forward-looking statements are statements other than relating to historical fact and are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “prospective” and other similar words or statements that certain events or conditions “may” “will” or “could” occur. Forward-looking statements such as references to Oilsands Quest’s drilling program, geophysical programs, reservoir field testing and analysis program, preliminary engineering and economic assessment program for a first commercial project, and the timing of such programs are based on the opinions and estimates of management and the Company’s independent evaluators at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, which include but are not limited to risks inherent in the oil sands industry, regulatory and economic risks, lack of infrastructure in the region in which the Company’s resources are located and risks associated with the Company’s ability to implement its business plan. The Company’s views about the restatement, its remediation of a material weakness in its controls, its financial condition, performance and other matters also constitute “forward-looking statements”. These forward-looking statements are subject to risks and uncertainties including, but not limited to, the results and effect of the Company’s review of its accounting practices, potential delisting of our common stock on the NYSE Amex or cease trade orders by regulatory authorities; potential claims and proceedings relating to the adjustments to the Company’s financial statements or its accounting practices, including shareholder litigation and action by the SEC or other governmental agencies which could result in civil or criminal sanctions against the Company and/or certain of its current or former officers, directors and/or employees; and negative tax or other implications for the Company resulting from the accounting adjustments and other factors detailed from time to time in the Company’s filings under the Exchange Act. Many of these risks and uncertainties are beyond the control of the Company. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

The risks and uncertainties set forth above are not exhaustive.  Readers should refer to our Annual Report on Form 10-K and other documents incorporated by reference in this prospectus, which are available at www.sec.gov and at www.sedar.com for a detailed discussion of these risks and uncertainties and details regarding the location and extent of our land holdings.

RISK FACTORS

An investment in our securities has a high degree of risk.  Before you invest you should carefully consider the risks and uncertainties described below and the other information in our Form 10-K for the fiscal year ended April 30, 2010.  If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down.  This means you could lose all or a part of your investment in our securities.

RISKS RELATED TO OUR BUSINESS

Government Regulations and Retention of  Permits, Leases and Licenses

The business of resource exploration and development is subject to substantial regulation under Canadian provincial and federal laws relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of oil sands bitumen and related products and other matters. Amendments to current laws and regulations governing operations and activities of oil sands exploration and development operations could have a material adverse impact on our business. In addition, there can be no assurance that income tax laws, royalty regulations, environmental regulations and government incentive programs related to the permits in Saskatchewan, oil sands exploration licenses in Saskatchewan, the permits in Alberta and the Eagles Nest Prospect and the oil sands industry generally, will not be changed in a manner which may adversely affect our progress and cause delays, or cause the inability to explore and develop, resulting in the abandonment of these interests.

Permits, leases, licenses and approvals are required from a variety of regulatory authorities at various stages of exploration and development. There can be no assurance that the various government permits, leases, licenses and approvals sought will be granted in respect of our activities or, if granted, will not be cancelled or will be renewed upon expiry. There is no assurance that such permits, leases, licenses and approvals will not contain terms and provisions which may adversely affect our exploration and development activities. Our exploration permits in Saskatchewan do not give us the right to produce and will require conversion to a lease prior to the expiry of the permits.

On June 21, 2010 we received approval for the second of the possible three one-year extensions.  While we expect that an application for a potential third extension would be granted, approval requires that certain conditions are met and that the Company is in compliance with the governing regulations.  Currently, the Company is working with the regulators to assess an issue relating to the re-abandonment of early exploration coreholes.   It is possible that the outcome of such assessment could result in cancellation of the permits if the Company does not comply with the governing regulations.   Further, if the Company cannot remediate these coreholes to industry standards, our ability to commercially develop the Axe Lake reservoir may be limited.

Certain First Nations and Métis people have treaty and aboriginal rights, and claim aboriginal title, in relation to our permit and lease lands in Alberta and Saskatchewan and other lands that are potentially affected by our activities.   The Governments of Canada, Alberta and Saskatchewan have a duty to consult with those aboriginal people in relation to actions and decisions which may impact those rights and claims and, in certain cases, have a duty to accommodate their concerns.  These duties have the potential to adversely affect our ability to obtain permits, leases, licenses and other approvals, or the terms of those approvals, which could adversely impact our progress and ability to explore and develop.

Abandonment and Reclamation Obligations

We are responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of a project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such approvals, legislation and/or regulations may result in the issuance of remedial orders, the suspension of approvals, the seizure of posted security or the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. All delineation wells are abandoned and reclaimed immediately and these costs are included with our exploration costs incurred. Our estimated abandonment and reclamation costs could change as the reclamation requirements will be a function of regulations in place at the time. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates and changes in the estimated timing of abandonment. In the future, we may determine it prudent or be required by applicable regulatory approvals, laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs.

We record the fair value of a liability for an asset retirement obligation when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The legal obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and/or method of settlement that may be beyond the Company’s control. This uncertainty about the timing and/or method of settlement is factored into the measurement of the liability when sufficient information exists to reasonably estimate the fair value. The amount of asset retirement obligation recorded reflects the expected costs, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of asset retirement obligations and future losses in a period of change.

If the Company is unable to reabandon the early exploration coreholes to industry regulation standards, it could result in the cancellation of permits or limit our ability to develop the reservoir.

If we fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the price of our common shares may be affected

We are required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in our internal control over financial reporting that needs to be addressed, disclosure of management’s assessment of our internal control over financial reporting, or disclosure of our public accounting firm’s report on internal control over financial reporting that reports a material weakness in our internal control over financial reporting may reduce the price of our common shares.

The restatement of our consolidated financial statements may result in litigation and government enforcement actions

We have restated our consolidated financial statements and other financial information for the years ended April 30, 2008 and 2007 and the interim periods from July 31, 2008 through January 31, 2009 primarily with respect to the accounting treatment of our August 2006 acquisition of a non-controlling interest (35.92%) of OQI Sask which together with our 64.08% interest resulted in a 100% interest in OQI Sask.  We have also restated our consolidated financial statements and other financial information for the interim period ended July 31, 2009 with respect to accounting for stock-based compensation.  The restatement of our prior financial statements may expose us to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which we have accounted for and reported the financial impact of the restatement which could result in the Company having to further restate its prior financial statements, amend prior filings with the SEC, or take other actions not currently contemplated.

In addition, securities class action litigation has often been brought against companies who have been unable to provide current public information or who have restated previously filed financial statements.  Such litigation is complex and could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition and results of operations.

Due to our history of operating losses, we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives

The consolidated financial statements have been prepared assuming that we will continue as a going concern. During the fiscal years ended April 30, 2010 and 2009 we suffered net losses of $64 million and $89 million, respectively. At April 30, 2010, there was stockholders’ equity and working capital of $399 million and $17 million, respectively. There is no assurance that we can generate net income, generate revenues or successfully explore and exploit our properties.

Significant amounts of capital will be required to explore the permit lands in Saskatchewan and Alberta, oil sands exploration licenses in Saskatchewan and the Eagles Nest area. The only source of future funding presently available to us is through the sale of additional equity capital and borrowing funds or selling a portion of our interest in our assets. There is no assurance that any additional equity capital or borrowings required will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration and development of our projects. Equity financing, if available, may result in substantial dilution to existing stockholders. Our financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should we become unsuccessful in implementing these plans.

The impact of disruptions in the global financial and capital markets on our ability to obtain financing

The market events and conditions that transpired in 2008 and 2009, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have, among other things, caused significant volatility in commodity prices.  These events and conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulted in the collapse of, and government intervention in, numerous major banks, financial institutions and insurers, and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  These factors have negatively impacted enterprise valuations and have impacted the performance of the global economy.  Although credit markets, equity markets, commodity markets and the United States and global economies have somewhat stabilized (and in some instances experienced substantial recoveries), some prominent government officials, economists and market commentators have expressed concerns regarding the durability of the recovery over the near and medium term, particularly as the fiscal stimulus that was utilized by the world's governments to combat the global financial crises is withdrawn over time in the coming months and years.

Although we expect to meet our near term liquidity needs with our working capital on hand, we will continue to need further funding to achieve our business objectives. In the past, the issuance of equity securities has been the major source of capital and liquidity for us. The recent conditions in the global financial and capital markets have limited the availability of this funding. If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all. If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.

Status and Stage of Reservoir Test Program

The reservoir test program is currently at the early stages of its planned implementation schedule. There is a risk that the program will not be completed on time or on budget or at all. Additionally, there is a risk that the program may have delays, interruption of operations or increased costs due to many factors, including, without limitation: breakdown or failure of equipment or processes; construction performance falling below expected levels of output or efficiency; design errors; challenges to, or inability to access in a timely or economic fashion; contractor or operator errors; non-performance by third-party contractors; labour disputes, disruptions or declines in productivity; increases in materials or labour costs; inability to attract sufficient numbers of workers; delays in obtaining, or conditions imposed by, regulatory approvals; changes in program scope; violation of permit requirements; disruption in the supply of energy; transportation accidents, disruption or delays in availability of transportation services or adverse weather conditions affecting transportation; unforeseen site surface or subsurface conditions; and catastrophic events such as fires, earthquakes, storms or explosions.

Our business plan is highly speculative and its success depends, in part, on exploration success on the permit, license and lease lands and the development of identified discoveries

Our business plan is focused primarily on the exploration for and development of oil sands deposits on our permitted, licensed and leased lands in the Provinces of Saskatchewan and Alberta.

Exploration itself is highly speculative. We are subject to all of the risks inherent in oil sands exploration and development, including identification of commercial projects, selection of optimal recovery processes for successful production, operation and revenue uncertainties, market sizes, profitability, market demand, commodity price fluctuations and the ability to raise further capital to fund activities. There can be no assurance that we will be successful in overcoming these risks.

Access to Infrastructure

Production from our lease, license, and permit lands will depend upon certain infrastructure that does not currently exist in close proximity to where we currently anticipate to locate our initial projects and such infrastructure, if put in place, may be operated by others. Such infrastructure will include, without limitation, the following: pipelines for the transportation of natural gas and certain feedstock to our site and the transportation of bitumen and other petroleum products we produce to upgrading facilities and markets for sale; and electricity transmission and distribution systems for the provision of electricity. The failure to have any of this infrastructure in place on economic terms will negatively impact the operation of any potential commercial project and will adversely affect the ability to convert our resources into reserves.

Access to Markets

By the time we have a commercial project ready for start-up, it will likely have been preceded by other projects which began development at an earlier time and are more advanced in terms of production. As a result, preferred markets for our products may have already been taken up or upgraders or refiners may lack sufficient capacity to process our products in a timely or economic fashion.

Location of Discovery Areas

With the exception of Eagles Nest, all of Oilsands Quest’s prospective areas are located east of what has to date been considered the established bitumen resources that are exploitable by in situ production techniques in the Athabasca oil sands area.   Similar to some other bitumen accumulations within the eastern portion of Alberta, the Axe Lake, Raven Ridge and portions of the Wallace Creek areas lack a distinct overlying shale formation. The absence of this may preclude the use of certain high-pressure in situ recovery methods, but the quality of the reservoirs and high bitumen saturations present at the Axe Lake Raven Ridge and Wallace Creek areas provide the potential for extraction using a number of recovery methods, including SAGD.  However, there can be no assurances that any such recovery method will be successful in enabling us to recover significant volumes of bitumen from our reservoirs.  See "-- Status and Stage of Reservoir Test Program".

Independent Reviews

Although third parties have prepared reviews, reports and projections relating to the evaluation, viability and expected performance of our resources and plans for development thereof, no assurance can be given that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

Personnel

The design, development and construction of the reservoir test program and any subsequent pilot and commercial projects will require experienced executive and management personnel and operational employees and contractors with expertise in a wide range of areas. No assurance can be given that all of the required personnel and contractors with the necessary expertise will be available. Should other oil sands projects or expansions proceed in the same time frame as Oilsands Quest programs and projects, we will have to compete with these other projects and expansions for qualified personnel and such competition may result in increases to compensation paid to such personnel or in a lack of qualified personnel. Any inability of Oilsands Quest to attract and retain qualified personnel may delay or interrupt the design, development and construction of, and commencement of operations at, the reservoir test program and any subsequent pilot and commercial projects. Sustained delays or interruptions could have a material adverse effect on the financial condition of Oilsands Quest.

Operational Hazards

Our exploration and development activities are subject to the customary hazards of operation in remote areas, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and spills. A casualty occurrence might result in the loss of equipment or life, as well as injury, property damage or other liability. While we maintain limited insurance to cover current operations, our property and liability insurance may not be sufficient to cover any such casualty occurrences or disruptions. Equipment failures could result in damage to our facilities and liability to third parties against which we may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our business, our financial condition and results of our operations.

Competitive Risks

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products.

The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.  Some of these industries benefit from lighter regulation, lower taxes and subsidies.  In addition, certain of these industries are less capital intensive.

A number of competing companies are engaged in the oil sands business and are actively exploring for and delineating their resource bases. Some of our competitors have announced plans to begin production of synthetic crude oil, or to expand existing operations. If these plans are effected, they could materially increase the supply of synthetic crude oil and other competing crude oil products in the marketplace and adversely affect plans for development of our lands.

The Loss of current management may make it difficult for us to operate

Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management and directors. The Company’s success is dependent upon its management and key personnel. We do not maintain key-man insurance for any of our employees.  The unexpected loss or departure of any of our key officers and employees could be detrimental to our future success.

Fluctuations in U.S. and Canadian dollar exchange rates may have a material adverse impact

Commodity prices and costs related to the Company’s activities, if and when applicable, will generally be based on a U.S. dollar market price. Fluctuations in the U.S. and Canadian dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse impact on the Company.

THE BUSINESS OF OIL SANDS EXPLORATION IS SUBJECT TO MANY RISKS

Nature of Oil Sands Exploration and Development

Oil sands exploration and development are very competitive and involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that commercial deposits of bitumen will be produced from our permit lands in Saskatchewan and Alberta, oil sands exploration licenses in Saskatchewan, or the Eagles Nest Prospect. Furthermore, the marketability of any resource will be affected by numerous factors beyond our control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment and labour availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

The viability of our business plan, business operations, and future operating results and financial condition are and will be exposed to fluctuating prices for oil, natural gas, oil products and chemicals

Prices of oil, natural gas, oil products and chemicals are affected by supply and demand, which can fluctuate significantly.  Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, or conflicts, economic conditions and actions by major oil-exporting countries.  Price fluctuations can have a material effect on our ability to raise capital and fund our exploration activities, our potential future earnings, and our financial condition.  For example, in a low oil and gas price environment oil sands exploration and development may not be financially viable or profitable.  Prolonged periods of low oil and gas prices, or rising costs, could result in our exploration projects being delayed or cancelled, as well as the impairment of certain assets.

Reserves and Resources

We have not yet established any reserves. There are numerous uncertainties inherent in estimating quantities of bitumen resources and reserves, including many factors beyond our control, and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of resources and reserves are based upon a number of factors and assumptions made as of the date on which the resources and reserves estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from estimated results. All such estimates are, to some degree, uncertain and classifications of resources and reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of reserves and resources, the classification of such resources and reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially.

Investors are cautioned not to assume that all or any part of a resource is economically or legally extractable.

ENVIRONMENTAL AND REGULATORY COMPLIANCE MAY IMPOSE SUBSTANTIAL COSTS ON US

Our operations are or will be subject to stringent federal, provincial and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.

Our exploration activities and drilling programs are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. Exploration and drilling is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products. Compliance with these laws and regulations will impose substantial costs on us and will subject us to significant potential liabilities.  In addition, should there be changes to existing laws or regulations, our competitive position within the oil sands industry may be adversely affected, as many industry players have greater resources than we do.  The absence of a distinct overlying shale formation on portions of our leases may make it more difficult or costly to obtain regulatory approvals.  There is no assurance that regulatory approvals for development will be obtained at all or with conditions acceptable to us.

Third Party Liability and Environmental Liability

The Company’s operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damage. We could be liable for environmental damages caused by previous owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. The release of harmful substances in the environment or other environmental damages caused by our activities could result in us losing our operating and environmental permits. We currently have a limited amount of insurance and, at such time as we commence additional operations, we expect to be able to obtain and maintain additional insurance coverage for our operations, including limited coverage for sudden environmental damages, but we do not believe that insurance coverage for environmental damage that occurs over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by environmental damage is available at a reasonable cost. Accordingly, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damage. The Company could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.

Emissions Regulations

Development of our assets is expected to result in the emission of greenhouse gases ("GHGs") and other pollutants.

On April 26, 2007, the Government of Canada announced a Regulatory Framework for Air Emissions and Other Measures to Reduce Air Emissions, or the “Framework”, which outlined proposed new requirements governing the emission of GHGs and other industrial air pollutants, including sulphur oxides, volatile organic compounds, particulate matter and possibly additional sector-specific pollutants in accordance with the Notice. The Framework introduced further, but not full, detail on new GHG and industrial air pollutant limits and compliance mechanisms that will apply to various industrial sectors, including oil sands extraction, starting in 2010. The Framework proposed GHG emission-intensity reduction targets of six percent per year from 2007 to 2010, followed by annual reductions of two percent through 2015. On March 10, 2008, the Canadian Federal Government elaborated on the Framework with the release of its "Turning the Corner" policy document. It was contemplated that new regulations would take effect January 1, 2010. Draft regulations were expected to be available for public comment in the Fall of 2008 but have not yet been released, and it is not known when they will be released or implemented.

The proposed regulatory framework provides that existing oil sands facilities in operation by 2004 will be subject to an 18% emission intensity reduction requirement commencing in 2010, with 2% additional annual reductions thereafter until 2020. Facilities commissioned between 2004 to 2011 or facilities existing prior to 2004 which between 2004 and 2011 have had a major expansion resulting in an increase of 25% or more in physical capacity or which undergo a significant change to processes will be exempt from the 2010 emissions intensity reduction target of 18% but will have to report their emissions each year.  After their third year of operation they will be required to reduce their emissions intensity by 2% annually from a baseline emissions standard which is to be determined by reference to a sector-specific cleaner-fuel standard. For oil sands facilities, it is contemplated that there will be specific cleaner-fuel standards based on the use of natural gas for each of mining, in situ and upgrading. However, an incentive to deploy carbon capture and storage (CCS) has been included in the proposed regulatory framework. CCS is where carbon dioxide is separated from a facility’s process or exhaust gas emissions before they are emitted, transferred from the facility to a suitable storage location, and injected into deep underground geological formations and monitored to ensure they do not escape into the atmosphere. If a facility commissioned between 2004 and 2011 is built such that it is able or ready to undertake CCS, then it will be exempt from the cleaner-fuel standard until 2018 and it will only be required to reduce its emission-intensity by 2% per year from its actual emissions. In situ oil sands projects and oil sands upgraders built after 2011 must have their GHG emissions profiles by 2018 equivalent to that of facilities employing CCS technology. The proposed regulatory framework further encourages widespread use of CCS by 2018 by crediting emitters that make use of CCS technology for investments in pre-certified CCS projects up to 100% of their regulatory obligations through 2017.

The proposed compliance mechanisms include an emissions credit trading system for GHGs and certain industrial air pollutants, and several options for companies to choose among to meet GHG emission intensity reduction targets and encourage the development of new emission reduction technologies, including the option of making payments into a technology fund, an emissions and offset trading system, limited credits for emission reductions created between 1992 and 2006, and international emission credits under the clean development mechanism under the Kyoto Protocol for up to 10% of each firm’s regulatory obligation.

On January 30, 2010, the Government of Canada submitted to the United Nations Framework on Climate Change a non-legally binding commitment under the Copenhagen Accord to reduce Canada’s emissions of GHGs by 17% from 2005 emission levels.  This is a significant change from previous international commitments of a 20% reduction in emissions from 2006 levels by 2020.  The Government of Canada signaled that a new proposed national emission reduction target is to be met.  It is not known whether the previously announced proposed regulatory Framework will proceed or be replaced with a new regulatory framework.  We believe that it is reasonably likely that new federal legislation requiring emissions reductions similar to the Framework will be enacted in Canada around the same time as similar legislation is enacted in the United States.  We also believe that such federal legislation could have a material effect on the development of our assets.

On April 20, 2007, the Government of Alberta passed the Climate Change and Emissions Management Amendment Act establishing a framework for GHG emission reductions similar to the proposed federal Framework. The Specified Gas Emitters Regulation created under the Act came into effect on July 1, 2007. The Specified Gas Emitters Regulation requires facilities that emit more than 100,000 tonnes of carbon dioxide equivalent annually to reduce their emission intensity starting July 1, 2007  by 12 percent from 2003-2005 levels. New facilities in operation less than eight years will be required to achieve these reductions over the fourth to eighth years of operation. These obligations may be met by in-house reductions, the purchase of certain emission reductions or offset credits or a contribution of $15 per tonne of GHG emissions to a provincial technology fund.

On December 1, 2009, the Government of Saskatchewan re-introduced in the Provincial Legislature Bill 126:  The Management and Reduction of Greenhouse Gases Act.  Bill 126 proposes a policy and regulatory framework for reducing GHG emissions in Saskatchewan.  The Bill proposes a new provincial target for a 20% reduction in GHG emissions from 2006 levels by 2020, which is consistent with proposed federal target and different than the 32% reduction previously proposed by the Government of Saskatchewan.   The specific GHG emission reduction requirements, and the industries required to meet those reductions, as well as details on the methods by which reductions may be achieved, are to be set by further regulations.

Future legislated GHG and industrial air pollutant emission reduction requirements and emission intensity requirements, or GHG and industrial air pollutant emission reduction or intensity requirements in future regulatory approvals, may require the restriction or reduction of GHG and industrial air pollutant emissions or emissions intensity from our future operations and facilities, payments to technology funds or purchase of emission reductions or offset credits. The reductions may not be technically or economically feasible for our operations and the failure to meet such emission reduction or emission intensity reduction requirements or other compliance mechanisms may materially adversely affect our business and result in fines, penalties and the suspension of operations. As well, equipment from suppliers which can meet future emission standards may not be available on an economic basis and other compliance methods of reducing emissions or emission intensity to levels required in the future may significantly increase our operating costs or reduce output. Emission reductions or offset credits may not be available for acquisition or may not be available on an economic basis. There is also the risk that provincial or federal governments, or both, could pass legislation which would tax such emissions.

American climate change legislation could negatively affect markets for crude and synthetic crude oil

Environmental legislation regulating carbon fuel standards in jurisdictions that import crude and synthetic crude oil in the United States could result in increased costs and/or reduced revenue.  For example, both California and the United States federal governments have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect our business, or require the purchase of emissions credits, which may not be economically feasible.

Proposed Export Restrictions

The Government of Canada previously announced that it will review and may restrict exports from Canada of bitumen and bitumen blend products to countries with less stringent GHG emissions limits than those which apply in Canada.  Any export restrictions imposed with respect to bitumen or bitumen blend products may restrict the markets in which the Company may sell its bitumen and bitumen blend products, which may result in the Company receiving a lower price for its production, if and when applicable.

Royalty Regime

Any development of our resource assets will be directly affected by the royalty regime applicable. The economic benefit of future capital expenditures for the project is, in many cases, dependent on a satisfactory fiscal regime (royalties and taxes). The Government of Saskatchewan receives royalties on production of oil, gas and other minerals from lands in which it owns the relevant mineral rights. The Government of Saskatchewan owns the relevant mineral rights on the OQI Saskatchewan lands. The current royalty regime relating to bitumen production in Saskatchewan provides for a royalty of 1% of gross bitumen revenue and is payable until the project has recovered specified allowed costs. Once such allowed costs are recovered, a net royalty of 20% of operating income is payable.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. On October 25, 2007, the Government of Alberta announced a new royalty regime. The new regime introduced new royalties for conventional oil, natural gas and bitumen that became effective January 1, 2009 and are linked to commodity prices and production levels and apply to both new and existing oil sands projects and conventional oil and gas activities.

Under the new regime, the Government of Alberta increased its royalty share from oil sands production by introducing price-sensitive formulas which are applied both before and after specified allowed costs have been recovered. The gross royalty starts at one percent of gross bitumen revenue and increased, for every dollar that world oil price, as reflected by the West Texas Intermediate (“WTI”) crude oil price, is above CDN$120 per barrel or higher. The net royalty on oil sands starts at 25 percent of net bitumen revenue and increases for every dollar the WTI crude oil price is above CDN$55 per barrel to 40 percent when the WTI crude oil price is CDN$120 per barrel or higher. Prior to the payout of specified allowed costs, including certain exploration and development costs, operating costs and a return allowance, the gross royalty is payable. Once such allowed costs have been recovered, a royalty of the greater of: (a) the gross royalty and (b) the net royalty is payable. The Government of Alberta has announced that it intends to review and, if necessary, revise current rules and enforcement procedures with a view to clearly defining what expenditures will qualify as specified allowed costs.

There can be no assurance that the Governments of Alberta or Saskatchewan or the Government of Canada will not adopt a new fiscal regime or otherwise modify the existing fiscal regime (royalties and taxes) governing oil sands producers in a manner that could materially affect the financial prospects and results of operations of oil sands developers and producers in Alberta and Saskatchewan.

Title Risks

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada, and both First Nations and Metis peoples have commenced and could in the future commence actions claiming, among other things, aboriginal title to our Alberta and Saskatchewan lands and other lands located in the vicinity of those lands.  First Nations and Metis peoples have also stated that governments have not complied with their constitutionally mandated duty to consult with and accommodate First Nations and Metis in relation to decisions that enabled us to acquire and that are required to enable us to develop our Saskatchewan and Alberta lands, and have commenced and could in the future commence actions asserting such claims.  Certain of these claims, if successful, could have a significant adverse effect on our ability to conduct our business, including impacting our ability to explore and develop by impacting our ability to obtain, retain or exercise rights under permits, leases, licenses and other approvals, and the terms of such approvals.

RISKS RELATING TO OUR SECURITIES

We have numerous outstanding options, warrants and commitments to issue shares, which may adversely affect the price of our common stock

As of June 30, 2010, we have reserved 43,914,641 shares of our common stock for issuance upon exercise of outstanding options under plans and warrants at prices as low as $0.72 per share. The Company has also reserved 1,388,567 shares of common stock to be issued on settlement of debt of a former subsidiary. Pursuant to the Reorganization Agreement with OQI Sask dated August 14, 2006, the Company is required to issue up to 75,736,173 shares of its common stock for all of the OQI Sask Exchangeable Shares (including warrants and options to acquire OQI Sask Exchangeable Shares) issued upon the closing (the “Reorganization”). As of June 30, 2010, 43,786,349 OQI Sask Exchangeable Shares have already been exchanged for shares of our common stock and up to an additional 31,949,824 OQI Sask Exchangeable Shares may be exchanged for common stock. Any sale into the public market of our common stock purchased privately at prices below the current market price could be expected to have a depressive effect on the market price of our common stock.

Future sales of our common stock may cause our stock price to decline

Our stock price may decline due to future sales of our shares or the perception that such sales may occur.   The Board of Directors of the Company has discretion to determine the issue price and the terms of issue of shares of our common stock.  Such future issuances may be dilutive to investors.  Holders of shares of common stock have no pre-emptive rights under our articles of incorporation to participate in any future offerings of securities.

If we issue additional shares of common stock in private financings under an exemption from the registration requirements, then those shares will constitute “restricted shares” as defined in Rule 144 under the Securities Act of 1933 (the “1933 Act”). The restricted shares may only be sold if they are registered under the 1933 Act, or sold under Rule 144, or another exemption from registration under the 1933 Act.

Some of our outstanding restricted shares of common stock are either eligible for sale pursuant to Rule 144 or have been registered under the 1933 Act for resale by the holders. We are unable to estimate the amount, timing, or nature of future sales of outstanding common stock. Sales of substantial amounts of our common stock in the public market may cause the stock’s market price to decline.

Dividend Policy

The Company did not declare or pay cash or other dividends on its common stock during the past three fiscal years. Payment of dividends by the Company will depend upon the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Company may deem relevant.

Our stock price can be extremely volatile

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments or those of our competitors, world commodity prices, periodic updates on our resource assessments, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock.

Issuance of Preferred Stock and Our Anti-Takeover Provisions Could Delay or Prevent a Change in Control and May Adversely Affect our Common Stock

We are authorized to issue 10,000,000 shares of preferred stock which may be issued in series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine by resolution. The rights of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of any of our preferred stock that may be issued in the future. Issuance of a new series of preferred stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring our outstanding shares of common stock. On October 30, 2006, the Company’s shareholders approved staggered terms for the Board of Directors, which could make removal of the Board of Directors more difficult for a third party. The Class A directors will serve until the annual meeting in 2012, the Class B directors until the annual meeting in 2011, and the Class C directors until the annual meeting in 2010, or each until their successors are duly elected or appointed or until their earlier death, resignation or removal. Each term for directors is three years. In addition to a staggered board, our Board of Directors adopted a stockholders rights plan in March 2006 and reserved 250,000 shares of Series A Junior Participating Preferred Stock. This stockholders rights plan could have the effect of discouraging, delaying or preventing an acquisition.

USE OF PROCEEDS

We will not receive any proceeds from the resale of securities by the selling shareholders.

SELLING SECURITY HOLDERS

The following table sets forth the name of each person who is offering for resale the shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. We will not receive any proceeds from the resale of the common stock by the selling shareholders.

	A	B	C	D	E	F	G
Name	Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
944128 Alberta Ltd. (3)	1,234,500	0	0	0	1,234,500	1,234,500	0
Royce Allen Baker	30,000	11,150	0	0	41,150	41,150	0
Derrick G. Morris	932,253	0	0	0	932,253	932,253	0
805503 Alberta Ltd. (3)	32,920	0	0	0	32,920	32,920	0
878557 Alberta Ltd. (3)	9,876	0	0	0	9,876	9,876	0
Eric Blakely	139,910	0	0	0	139,910	139,910	0
Gary Nissen	12,345	0	0	0	12,345	12,345	0
Grant Dennler	8,230	0	0	0	8,230	8,230	0
John Rooney	54,318	0	0	0	54,318	54,318	0
Lawrence Lee	14,403	0	0	0	14,403	14,403	0
Malcolm Albery	50,000	361,500	0	0	411,500	411,500	0
Mike Machalski	54,318	0	0	0	54,318	54,318	0
Rena Nathanail	26,748	0	0	0	26,748	26,748	0
Ronald Cawston	28,805	0	0	0	28,805	28,805	0
Victor Choy	29,628	0	0	0	29,628	29,628	0
Woon Chin Chee	102,875	0	0	0	102,875	102,875	0
Donna Cheung	50,000	52,875	0	0	102,875	102,875	0
Robert Robertshaw	82,300	0	0	0	82,300	82,300	0
Ben J. Hadala (5)	329,200	0	0	0	329,200	329,200	0
Jeffrey A. Helper (4), (8)	125,750	130,000	246,900	0	502,650	452,650	50,000
Hoerich Capital Inc. (3)	5,144	0	0	0	5,144	5,144	0

	A	B	C	D	E	F	G
	Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A,B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
Jayvee & Co. (3), (4), (5)	288,050	0	0	0	288,050	288,050	0
Ronald D. Johnston	16,460	0	0	0	16,460	16,460	0
Keptar Gold Corp. (3)	0	935,175	0	0	935,175	935,175	0
Michael Mann	205,750	0	0	0	205,750	205,750	0
Calvin Manz	720,545	0	0	0	720,545	720,545	0
Mibrea Holdings, Inc. (6)	82,300	0	0	0	82,300	82,300	0
Susan A. Milne	288,050	0	0	0	288,050	288,050	0
Thomas Milne (4) (8)	670,050	411,500	1,234,500	0	2,316,050	1,851,750	464,300
1201112 Alberta Ltd. (3), (7)	94,645	0	0	0	94,645	94,645	0
267554 Alberta Ltd. (6), (7)	41,150	0	0	0	41,150	41,150	0
924849 Alberta Ltd. (6), (7)	32,920	0	0	0	32,920	32,920	0
957637 Alberta Ltd. (6), (7)	24,690	0	0	0	24,690	24,690	0
Brian and Janet Cassie (7)	41,150	0	0	0	41,150	41,150	0
Brisil Capitale Inc. (6) (7)	8,230	0	0	0	8,230	8,230	0
Bruce Bowser (7)	6,584	0	0	0	6,584	6,584	0
Charles Matson (7)	3,292	0	0	0	3,292	3,292	0
Charles Tuchel (7)	329,200	0	0	0	329,200	329,200	0
Cougar Assets Ltd. (6) (7)	41,150	0	0	0	41,150	41,150	0
Crossroads Financial Corp. (3) (7)	2,386,700	0	0	0	2,386,700	2,386,700	0
David Cross P.C. (6) (7)	65,840	0	0	0	65,840	65,840	0
David Terry (7)	41,150	0	0	0	41,150	41,150	0
DC-Osadchuk Holdings, Inc. (6) (7)	16,460	0	0	0	16,460	16,460	0
Elaine Matson (7)	3,292	0	0	0	3,292	3,292	0
Eric Galcher (7)	8,230	0	0	0	8,230	8,230	0
Evelyn Wallace (7)	41,150	0	0	0	41,150	41,150	0
Gary Gillett (7)	8,230	0	0	0	8,230	8,230	0
Gordon Johnston (7)	144,848	0	0	0	144,848	144,848	0
Green Eco Investments SA (6) (7)	246,900	0	0	0	246,900	246,900	0
Horacio Guibelalde (7)	219,766	0	0	0	219,766	219,766	0

	A	B	C	D	E	F	G
	Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
James F. Hole, Jr. (7)	4,938	0	0	0	4,938	4,938	0
Jason Clemett (7)	8,230	0	0	0	8,230	8,230	0
Jean Lesourd (7)	16,460	0	0	0	16,460	16,460	0
Jeff Shafer (7)	8,230	0	0	0	8,230	8,230	0
John A. Bolter (7)	16,460	0	0	0	16,460	16,460	0
John Cameron Bolter (7)	12,345	0	0	0	12,345	12,345	0
John Hooks (7)	341,545	0	0	0	341,545	341,545	0
Julian Smith (7)	8,230	0	0	0	8,230	8,230	0
Kamaldip Jeerh (7)	16,460	0	0	0	16,460	16,460	0
Kenneth and Dorothy Summach (7)	24,690	0	0	0	24,690	24,690	0
Kent Racz (7)	8,230	0	0	0	8,230	8,230	0
Kerry Tychonick (7)	12,345	0	0	0	12,345	12,345	0
Landmark Sport Group (6) (7)	4,115	0	0	0	4,115	4,115	0
Lockhold Consultants Ltd. (6) (7)	16,460	0	0	0	16,460	16,460	0
Lone Mountain Resources Ltd. (6) (7)	8,230	0	0	0	8,230	8,230	0
Makow Properties Corp. Ltd. (6) (7)	82,300	0	0	0	82,300	82,300	0
Mark and Rose Zivot (7)	26,336	0	0	0	26,336	26,336	0
Melissa and George Summach (7)	57,610	0	0	0	57,610	57,610	0
Michael Henson (7)	312,740	0	0	0	312,740	312,740	0
Mike Shaikh (7)	41,150	0	0	0	41,150	41,150	0
Mohawk Capital Corp. (6) (7)	32,920	0	0	0	32,920	32,920	0
Oceanic Greystone Securities Inc. (3) (7)	2,964,355	0	0	0	2,964,355	2,964,355	0
Remington Capital Corp. (6) (7)	411,500	0	0	0	411,500	411,500	0
Richard Dettbarn (7)	201,635	0	0	0	201,635	201,635	0
Richard Pelletier (7)	246,900	0	0	0	246,900	246,900	0
Robert Maxwell (7)	16,460	0	0	0	16,460	16,460	0
Ryan Lambe (7)	2,469	0	0	0	2,469	2,469	0
Sohan Jeerh (7)	94,645	0	0	0	94,645	94,645	0

	A	B	C	D	E	F	G
	Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
Vangoor Holdings Co. (6) (7)	8,230	0	0	0	8,230	8,230	0
William Gillett (7)	6,584	0	0	0	6,584	6,584	0
Scotia Capital Inc. (6)	0	3,086	0	0	3,086	3,086	0
Ernie Antonchuk (5)	60,000	63,450	0	0	123,450	123,450	0
Supreme Pacific Holdings Inc. (3)	41,150	0	0	0	41,150	41,150	0
William G. Timmins (4)	1,728,300	0	0	0	1,728,300	1,728,300	0
Erdal Yildirim (4)	890,000	102,875	0	0	992,875	102,875	890,000
349150 Alberta Ltd. (6)	164,600	0	0	0	164,600	164,600	0
541588 Alberta Ltd. (3)	0	40,121	0	0	40,121	40,121	0
Sarah Anderson	0	16,460	0	0	16,460	16,460	0
Grafton L. Bertram	329,200	0	0	0	329,200	329,200	0
Brian W. Lawrence Living Trust (6)	164,600	0	0	0	164,600	164,600	0
Kade Demuth	20,575	0	0	0	20,575	20,575	0
Henry J. Dunfield	102,875	0	0	0	102,875	102,875	0
Gundyco (6)	203,520	10,460	0	0	213,980	213,980	0
NBCN Inc. (6)	2,641,419	0	0	0	2,641,419	2,641,419	0
Angelo L. Guido	0	70,778	0	0	70,778	70,778	0
Armando Guido	0	132,503	0	0	132,503	132,503	0
Bentree Investments Inc. (3)	205,750	0	0	0	205,750	205,750	0
Chen Fong	411,500	0	0	0	411,500	411,500	0
Cliff Du Fresne	0	263,360	0	0	263,360	263,360	0
Colin Campbell (5)	32,920	0	0	0	32,920	32,920	0
Dan Bulbec	0	61,725	0	0	61,725	61,725	0
Danich Investments Ltd. (6)	0	106,990	0	0	106,990	106,990	0
Edward Burtynsky	102,875	0	0	0	102,875	102,875	0
Enzo B. Minghella	41,150	0	0	0	41,150	41,150	0
Grant Maglis	0	123,450	0	0	123,450	123,450	0
John Holmlund	329,200	0	0	0	329,200	329,200	0
John R. Barton	61,725	0	0	0	61,725	61,725	0
John Savard	61,725	0	0	0	61,725	61,725	0
Kenneth Lee	65,840	0	0	0	65,840	65,840	0
Stuart O’Connor	0	106,990	0	0	106,990	106,990	0
Thompson Contractors Inc. (6)	617,250	0	0	0	617,250	617,250	0
Wallace Mitchell	61,725	0	0	0	61,725	61,725	0
Karim Hirji (4) (8)	2,608,500	3,000,000	2,057,500	0	7,666,000	6,172,500	1,493,500
Christopher H. Hopkins (4)	1,857,230	17,138,975	4,115,000	12,500	23,123,705	21,266,475	1,857,230
Edna D. Hopkins	54,766	205,750	0	12,500	273,016	218,250	54,766

	A	B	C	D	E	F	G
	Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
George Nicholas Hopkins	0	24,690	0	0	24,690	24,690	0
Jessica Yvonne Marie Hopkins	0	24,690	0	0	24,690	24,690	0
Sanovest Holdings Ltd. (3)	123,450	0	0	0	123,450	123,450	0
Leslie Kearney	0	102,875	0	0	102,875	102,875	0
Errin Kimball (4)	2,880,500	0	960,169	0	3,840,668	3,840,669	0
John Leder	1,354,897	0	0	0	1,354,897	1,354,897	0
Leder Investments (6)	514,375	0	0	0	514,375	514,375	0
David G. Mills	0	123,450	0	0	123,450	123,450	0
Christopher Milne	0	16,460	0	0	16,460	16,460	0
Deesons Investments Ltd. (3) (7)	703,805	0	0	0	703,805	703,805	0
F. George Orr (4)	82,300	0	0	0	82,300	82,300	0
Ross H. and Debra I. Pitman	257,157	1,088,953	0	0	1,346,110	1,346,110	0
Roytor & Co., for the Acct. of T13155201, ref: Fund ID# H7D3 (6)	4,115,000	0	0	0	4,115,000	4,115,000	0
Roytor & Co., for the Acct. of T13155201, ref: Fund ID# H6C7 (6)	2,880,500	0	0	0	2,880,500	2,880,500	0
Cecil Paul Spring	0	164,600	0	0	164,600	164,600	0
Thompson Bros. (Constr.) Ltd. (6)	411,500	0	0	0	411,500	411,500	0
West Peak Ventures of Canada Ltd. (3), (4)	82,300	0	0	0	82,300	82,300	0
Jason Wild	20,575	0	0	0	20,575	20,575	0
James F. Wong	205,750	0	0	0	205,750	205,750	0
Joosten Holdings Ltd. (6)	70,778	0	0	0	70,778	70,778	0
Heatherdale Consulting Services (6), (7)	8,230	0	0	0	8,230	8,230	0
Amber Tyndall (7)	2,469	0	0	0	2,469	2,469	0
David J. Larocque P.C. (6) (7)	8,230	0	0	0	8,230	8,230	0
David Sapunjis (7)	16,460	0	0	0	16,460	16,460	0
Hermine Lazib (7)	8,230	0	0	0	8,230	8,230	0
Howard Crone (7)	32,920	0	0	0	32,920	32,920	0
Jane Pedersen (7)	16,460	0	0	0	16,460	16,460	0
Jerry Segal (7)	8,230	0	0	0	8,230	8,230	0

	A	B	C	D	E	F	G
	Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
John Hickie P.C. (6) (7)	8,230	0	0	0	8,230	8,230	0
Kate Finlay (7)	4,115	0	0	0	4,115	4,115	0
Keith Laatsch P.C. (6) (7)	8,230	0	0	0	8,230	8,230	0
Leith Pedersen (7)	63,371	0	0	0	63,371	63,371	0
Passar Capital Corp. (6) (7)	82,300	0	0	0	82,300	82,300	0
RM England P.C. (6) (7)	8,230	0	0	0	8,230	8,230	0
Tamlane Holdings Ltd. (6) (7)	8,230	0	0	0	8,230	8,230	0
Tania Lazib (7)	8,230	0	0	0	8,230	8,230	0
Techni Trend Investments Ltd. (6) (7)	16,460	0	0	0	16,460	16,460	0
Donald Padgett	740,700	0	0	0	740,700	740,700	0
Ronald Phillips (4) (8)	1,271,750	0	0	0	1,271,750	823,000	448,750
W. Scott Thompson (4)	883,464	0	1,514,320	0	2,397,784	1,514,320	883,464
Simon Raven	375,000	123,450	411,500	0	909,950	534,950	375,000
Charles Wallace	0	20,575	0	0	20,575	20,575	0
Majan Management (6)	148,140	0	0	0	148,140	148,140	0
James A. Malcolm	370,350	0	0	0	370,350	370,350	0
James Carter	98,760	0	0	0	98,760	98,760	0
Charles Kucey	238,670	0	0	0	238,670	238,670	0
Robert A. McIntosh	74,070	0	0	0	74,070	74,070	0
Shoreline West Limited (6)	0	0	0	137,094	137,094	137,094	0
JMM Trading LP (6)	0	0	0	112,500	112,500	112,500	0
Parkwood Limited Partnership Fund (6)	0	0	0	100,000	100,000	100,000	0
North Pole Capital Master Fund (6)	0	0	0	98,500	98,500	98,500	0
Michael R. Wilson (11)	0	0	0	68,100	68,100	68,100	0
Robert Gowsell (11)	0	0	0	50,000	50,000	50,000	0
Eosphoros Asset Management I LP-CL.B (6)	0	0	0	45,000	45,000	45,000	0
Optima Capital Canada Ltd. (6)	0	0	0	39,700	39,700	39,700	0
GFB Trading Inc. (6)	0	0	0	30,000	30,000	30,000	0
Leonard C. Taylor (11)	0	0	0	34,050	34,050	34,050	0
Donald J. Matthew (11)	0	0	0	25,000	25,000	25,000	0
T. Murray Wilson	0	0	0	25,000	25,000	25,000	0
Kulvinder S. Shokar (11)	0	0	0	25,000	25,000	25,000	0
Ronald Blakely	0	0	0	18,000	18,000	18,000	0
R2 Investments Ltd. (6)	0	0	0	12,500	12,500	12,500	0
W.White & Assoc.Realty Inc. (6)	0	0	0	10,000	10,000	10,000	0

A	B	C	D	E	F	G
Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
David K. Wallace (11)	0	0	0	10,000	10,000	10,000	0
Jackie Tang (11)	0	0	0	9,600	9,600	9,600	0
Lesterwoods Ltd. (6)	0	0	0	7,500	7,500	7,500	0
Joan E. Fargey (11)	0	0	0	8,500	8,500	8,500	0
Ursula Regan (11)	0	0	0	7,500	7,500	7,500	0
Gerald Zucawich (11)	0	0	0	9,000	9,000	9,000	0
Houssni Fallaha (11)	0	0	0	6,400	6,400	6,400	0
1064387 Ontario Inc. (6)	0	0	0	5,950	5,950	5,950	0
David G. Cunningham (11)	0	0	0	5,000	5,000	5,000	0
Artur Reinecke (11)	0	0	0	5,000	5,000	5,000	0
Stephen Czegel (11)	0	0	0	5,000	5,000	5,000	0
Alan Richardson (11)	0	0	0	5,000	5,000	5,000	0
Precise Details Inc. (6)	0	0	0	5,000	5,000	5,000	0
Louis Swartz (11)	0	0	0	5,000	5,000	5,000	0
Clement Deschenes (11)	0	0	0	5,000	5,000	5,000	0
4007255 Canada Inc. (6)	0	0	0	5,000	5,000	5,000	0
Felix Veloso (11)	0	0	0	4,000	4,000	4,000	0
Allen Sarauer (11)	0	0	0	3,500	3,500	3,500	0
David Anderson (11)	0	0	0	3,500	3,500	3,500	0
Duncan D. Gosnell (11)	0	0	0	3,250	3,250	3,250	0
Walter Lalach (11)	0	0	0	3,100	3,100	3,100	0
Steven K. Y. Tan (11)	0	0	0	3,000	3,000	3,000	0
Len Kayter (11)	0	0	0	2,850	2,850	2,850	0
Gary E. Seto (11)	0	0	0	2,500	2,500	2,500	0
Joseph Remai (11)	0	0	0	2,500	2,500	2,500	0
Zinaida Goldin (11)	0	0	0	2,500	2,500	2,500	0
Peter Real (11)	0	0	0	2,500	2,500	2,500	0
William Walker (11)	0	0	0	2,500	2,500	2,500	0
William R. Barsley (11)	0	0	0	2,500	2,500	2,500	0
Steven Bull (11)	0	0	0	2,500	2,500	2,500	0
Kwan Ho Tang (11)	0	0	0	2,500	2,500	2,500	0
Teepy Tang (11)	0	0	0	2,500	2,500	2,500	0
John Read (11)	0	0	0	2,500	2,500	2,500	0
Douglas P. Lagran (11)	0	0	0	2,500	2,500	2,500	0
Rectech Environmental Ltd. (6)	0	0	0	2,350	2,350	2,350	0
Gail D. Banich-Cross (11)	0	0	0	2,300	2,300	2,300	0
Dianne E. Taylor (11)	0	0	0	2,200	2,200	2,200	0

A	B	C	D	E	F	G
Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
Steve Kook (11)	0	0	0	2,150	2,150	2,150	0
Colin Johnson (11)	0	0	0	2,000	2,000	2,000	0
Colin Broschak (11)	0	0	0	2,000	2,000	2,000	0
Pierre Leroux (11)	0	0	0	2,000	2,000	2,000	0
David M. Carter (11)	0	0	0	2,000	2,000	2,000	0
Vance Hanna (11)	0	0	0	2,000	2,000	2,000	0
Paul Morrison (11)	0	0	0	2,000	2,000	2,000	0
Gail Morrison (11)	0	0	0	2,000	2,000	2,000	0
John W. Jugg (11)	0	0	0	2,700	2,700	2,700	0
James Whelpley (11)	0	0	0	1,650	1,650	1,650	0
Lynne C. Patterson (11)	0	0	0	1,550	1,550	1,550	0
Louis Anastasiadis (11)	0	0	0	1,500	1,500	1,500	0
Steven D. Busse (11)	0	0	0	1,500	1,500	1,500	0
Denis Robillard (11)	0	0	0	1,450	1,450	1,450	0
Magdalen Amy Tche (11)	0	0	0	1,250	1,250	1,250	0
Laurier M. Lefrancois (11)	0	0	0	1,250	1,250	1,250	0
Ellen So (11)	0	0	0	1,250	1,250	1,250	0
Kyle Douglas Lagran (11)	0	0	0	1,000	1,000	1,000	0
Molly Chin-Yan (11)	0	0	0	1,000	1,000	1,000	0
Conrad E. Bialobzyski (11)	0	0	0	1,000	1,000	1,000	0
Randy M. Olafson (11)	0	0	0	1,000	1,000	1,000	0
Frank Lee (11)	0	0	0	1,000	1,000	1,000	0
Giridharan Jothiprakasam (11)	0	0	0	1,000	1,000	1,000	0
Philippe C. Renoir (11)	0	0	0	1,000	1,000	1,000	0
101078775 Saskatchewan Ltd. (6)	0	0	0	1,000	1,000	1,000	0
Regan Osborne (11)	0	0	0	850	850	850	0
Vern Stus (11)	0	0	0	750	750	750	0
Leroy Berry (11)	0	0	0	600	600	600	0
Raafat P. Selim (11)	0	0	0	500	500	500	0
Norman D. Fallows (11)	0	0	0	500	500	500	0
Riyaz Mulji (11)	0	0	0	500	500	500	0
Allen Hagerman (11)	0	0	0	500	500	500	0
Ross T. Bell (11)	0	0	0	500	500	500	0
Ricky S. Mah (11)	0	0	0	500	500	500	0
Barry L. Frankum (11)	0	0	0	500	500	500	0
Colin H. Gumbert (11)	0	0	0	350	350	350	0
Brianna R. Arsenault (11)	0	0	0	250	250	250	0
Helmer H. Hoglund (11)	0	0	0	250	250	250	0
Elmer Anthony (11)	0	0	0	300	300	300	0
Dow Employees’ Pension Plan nominee: Kane & Co.)(9)	937,000 (10)	0	0	167,500	1,104,500	564,500	540,000
Fonds voor Gemene Rekening Beroepsvervoer (nominee: Booth & Co.) (9)	626,800 (10)	0	0	101,750	728,550	261,350	467,200
Goldman Sachs JBWere Small Companies Pooled Fund (nominee: Hare & Co.) (9)	698,700 (10)	0	0	156,800	855,500	209,600	645,900

A	B	C	D	E	F	G
Outstanding Shares Owned (1), (7), (8)	Shares Underlying Exchangeable Shares (7)	Shares Underlying Options and Warrants to Acquire Exchangeable Shares	Shares Underlying Warrants	Total Shares (Based on Columns A, B, C and D) Beneficially Owned Prior to Offering (1), (7), (8)	Shares Offered Hereby (1)	Shares Owned After Offering (1), (2)
JBWere Global Small Companies Pooled Fund (nominee: Gerlach & Co.) (9)	514,500 (10)	0	0	102,450	616,950	217,250	399,700
Lockheed Martin Corporation Master Retirement Trust (nominee: Ell & Co.) (9)	1,482,300 (10)	0	0	232,200	1,714,500	636,800	1,077,700
New York State Nurses Association Pension Plan (nominee: Ell & Co.) (9)	428,200 (10)	0	0	72,950	501,150	284,950	216,200
Oregon Public Employees Retirement Fund (nominee: Westcoast & Co.) (9)	1,667,200 (10)	0	0	242,850	1,910,050	1,042,850	867,200
Radian Group Inc. (nominee: Ell & Co.) (9)	328,800 (10)	0	0	46,900	375,700	208,900	166,800
Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies Fund (nominee: Kane & Co.) (9)	316,700 (10)	0	0	48,500	365,200	186,000	179,200
SEI Institutional Investments Trust – Small Cap Fund (nominee: Hare & Co.) (9)	1,200,300 (10)	0	0	247,050	1,447,350	391,750	1,055,600
SEI Institutional Investments Trust – Small/Mid Cap Equity Fund (nominee: Hare & Co.) (9)	1,691,800 (10)	0	0	330,350	2,022,150	635,150	1,387,000
SEI Institutional Managed Trust Small Cap Fund (nominee: Hare & Co.) (9)	395,300 (10)	0	0	1,200	396,500	132,900	263,600
Seligman Global Smaller Companies Fund (nominee: Cudd & Co.) (9)	321,800 (10)	0	0	86,600	408,400	132,700	275,700
Talvest Global Small Cap Fund (nominee: Mac & Co.) (9)	52,100 (10)	0	0	14,850	66,950	23,950	43,000
Telstra Superannuation Scheme (nominee: Hare & Co.) (9)	279,300 (10)	0	0	56,700	336,000	126,500	209,500
TELUS Foreign Equity Active Alpha Pool (nominee: Mac & Co.) (9)	176,400 (10)	0	0	35,400	211,800	80,700	131,100
TELUS Foreign Equity Active Beta Pool (nominee: Mac & Co.) (9)	83,400 (10)	0	0	16,850	100,250	37,350	62,900
The Central States, Southeast and Southwest Areas Pension Fund (nominee: Mac & Co.) (9)	1,511,500 (10)	0	0	302,150	1,813,650	690,050	1,123,600
The SEI U.S. Small Companies Fund (nominee: SEI U.S. Small Companies Fund C/O BBH & Co.) (9)	417,220 (10)	0	0	46,500	463,720	153,400	310,320
UBS Multi Manager Access – Global Smaller Companies (nominee: UBS Luxembourg SA C/O BBH & Co.) (9)	186,300 (10)	0	0	40,400	226,700	55,900	170,800
Vantagepoint Discovery Fund (nominee: Cudd & Co.)(9)	745,100 (10)	0	0	163,100	908,200	310,700	597,500
Wallington Investment Holdings Ltd. (3) (10)	6,803,700	0	0	1,244,250	8,047,950	5,244,250	2,803,700
Wellington Management Portfolios Dublin) pls – Global Smaller Companies Equity Portfolio (nominee: Squidlake & Co.) (9)	375,100 (10)	0	0	46,100	421,200	263,700	157,500
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio (nominee: Finwell & Co.) (9)	2,582,000 (10)	0	0	390,000	2,972,000	1,581,000	1,391,000
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio (nominee: Landwatch & Co.) (9)	854,775 (10)	0	0	160,800	1,015,575	528,300	487,275
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Smaller Companies Portfolio (nominee: Finwell & Co.) (9)	139,300 (10)	0	0	18,650	157,950	53,750	104,200
WMP (Australia) Global Smaller Companies Equity Portfolio (nominee: Cudd & Co.) (9)	132,300 (10)	0	0	26,800	159,100	59,700	99,400
Total	70,461,813	25,038,916	10,539,889	5,462,194	111,502,842	89,752,237	21,750,605

(1) The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the Exchangeable Shares or the Warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act. The beneficial ownership of the common stock by the selling shareholders set forth in the table is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares, which the selling shareholder has the right to acquire within 60 days.

(2) Assumes that all securities registered will be sold.

(3) The natural person(s) who exercise voting and/or dispositive and investing powers are the following individuals: 944128 Alberta Ltd. is controlled by Guy Bouvier; 805503 Alberta Ltd. is controlled by Marcus Perron; 878557 Alberta Ltd. is controlled by Less Hornsby; Hoerich Capital Inc. is controlled by Woon Chin Chee; Jayvee & Co. is controlled by Ken Kilgour of CIBC World Markets Inc.; Keptar Gold Corp. is controlled by Barry Slusarchuk; 1201112 Alberta Ltd. is controlled by Hank B. Swartout; Crossroads Financial Corp. is controlled by Richard W. DeVries; Oceanic Greystone Securities Inc. is controlled by Richard W. DeVries; Supreme Pacific Holdings Inc. is controlled by Merv Chia; 541588 Alberta Ltd. is controlled by Linda Terefenko; Bentree Investments Inc. is controlled by Paul M. Worster and Robert G. Bentall; Sanovest Holdings Ltd. is controlled by Tian Kusumoto, Tom Kusumoto and Hydri Kusumoto; Deesons Investments Ltd. is controlled by Dayan Henson and Michael Henson; West Peak Ventures of Canada Ltd. is controlled by Timothy Brock; Wallington Investment Holdings Ltd. is controlled by Paul Caland.

(4) Relationships between selling shareholders and the Company are as follows: Jayvee & Co. holds securities owned by CIBC World Markets Inc., a financial advisor and placement agent for OQI Sask; Thomas Milne is a former director of the Company; William G. Timmins was a former director of the Company (resigned in May 2006); Erdal Yildirim is the former Executive Vice President, Project Development of the Company; Karim Hirji is the former Chief Financial Officer of the Company; Christopher H. Hopkins is the former President and Chief Executive Officer of the Company and a current director; Errin Kimball is the former Vice President, Exploration of the Company; George F. Orr is a former consultant of the Company; Jeffery Helper is the former Corporate Secretary of OQI Sask Inc; West Peak Ventures of Canada Ltd. is a party to the Triple 7 Joint Venture Agreement with the Company, dated June 2005; Donald Padgett was a director of OQI Sask; Ronald Phillips is a director of the Company; W. Scott Thompson is a former director of the Company.

(5) Ben J. Hadala with Woodstone Capital Inc., Ernie Antonchuk with Scotia McLeod and Colin Campbell with CIBC Wood Gundy Inc. are affiliated with registered broker-dealers. Jayvee & Co. holds securities owned by CIBC World Markets Inc., which is an affiliate of CIBC World Markets Corp., a registered broker-dealer. The selling shareholders that are affiliated with broker-dealers acquired the securities reflected in the table above as stockholders and for their own account, and did not have any arrangements or understandings with any person to distribute the securities.  All other selling shareholders (except as provided in footnote (6) or (11)) have represented that they are not registered broker-dealers or an affiliate of a registered broker-dealer.

(6) Based on reasonable inquiry, we have never received disclosure with respect to the following selling shareholders: Mibrea Holdings, Inc., 267554 Alberta Ltd., 924849 Alberta Ltd., 957637 Alberta Ltd., Brisil Capitale Inc., Cougar Assets Ltd., David Cross P.C., DC Osadchuk Holdings, Inc., Green Eco Investments SA, Landmark Sport Group, Lockhold Consultants Ltd., Lone Mountain Resources Ltd., Makow Properties Corp. Ltd., Mohawk Capital Corp., Remington Capital Corp., Vangoor Holdings Co., Scotia Capital Inc., 349150 Alberta Ltd., Danich Investments Ltd., Thompson Contractors Inc., Sanovest Holdings Ltd., Leder Investments, Thompson Bros (Constr.) Ltd., Joosten Holdings, Ltd., Heatherdale Consulting Services, David J. Larocque P.C., John Hickie P.C., Keith Laatsch P.C., Passar Capital Corp., RM England P.C., Tamlane Holdings Ltd., Techni Trend Investments Ltd., Majan Management, Shoreline West Limited, JMM Trading LP, Parkwood Limited Partnership Fund, North Pole Capital Master Fund, Eosphoros Asset Management, I LP-CL.B, Optima Capital Canada Ltd., GFB Trading Inc., R2 Investments Ltd., W.White & Assoc. Realty Inc., Lesterwoods Ltd., 1064387 Ontario Inc., Precise Details Inc., 4007255 Canada Inc., Rectech Environmental Ltd., 101078775 Saskatchewan Ltd.,  Brian W. Lawrence Living Trust, Gundyco, NBCN Inc., Roytor & Co., for the Acct. of T13155201, ref: FUND ID# H7D3 and Roytor & Co., for the Acct. of T13155201, ref: FUND ID# H6C7.   The natural person(s) who exercise voting and/or dispositive investment powers with respect to these entities are not known to the Company.

(7) The Exchangeable Shares, or some of the Exchangeable Shares, have been exchanged for shares of common stock, which are included in Column A, Outstanding Shares Owned, and not in Column B, Shares Underlying Exchangeable Shares.

(8) Includes 1,514,500 Exchangeable Shares that have been exchanged for shares of common stock, which were subsequently sold.

(9) Based upon information provided to the Company by the selling shareholder, Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.  After reasonable inquiry, the natural person(s) who exercise voting and/or dispositive and investing powers with respect to this entity is not known to the Company.

(10) Includes shares of common stock acquired from the Company in a private placement transaction on December 23, 2009 and exchange traded listed shares of common stock.

(11) Based on reasonable inquiry, we have never received disclosure with respect to such selling shareholder.

PLAN OF DISTRIBUTION

We are registering the common stock issued to the selling shareholders to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the common stock.  We will bear all fees and expenses incident to our obligation to register the common stock.

The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions.  The common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions.  The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume.  The selling shareholders may also sell common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling shareholders may deliver common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.  In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling shareholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.  Upon the Company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the common stock was sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling shareholder and any other participating person.  To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock.  All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will pay all expenses of the registration of the common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it.  We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution.  We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

 DESCRIPTION OF CAPITAL STOCK

The following summary description of our securities is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws.

Common Stock

Our authorized capital stock consists of 750,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock, which we may issue in one or more series as determined by our Board of Directors.

As of June 30, 2010, 312,496,101 shares of our common stock were issued and outstanding (excluding 43,914,641 shares of our common stock reserved for issuance upon exercise of outstanding options under option plans and warrants, and 1,388,567 shares of common stock reserved for issuance on settlement of debt of a former subsidiary), and there were 209 holders of record of the our common stock (excluding persons who hold our common stock in brokerage accounts and otherwise in “street name”).  In addition, pursuant to our Reorganization Agreement with OQI Sask dated August 14, 2006, we are required to issue up to 75,736,173 shares of our common stock for all of the  Exchangeable Shares (including warrants and options to acquire) issued at closing.  As of June 30, 2010, 43,786,349 Exchangeable Shares have already been exchanged for shares of our common stock and up to an additional 31,949,824 Exchangeable Shares may be exchanged for shares of our common stock.

Each holder of record of shares of our common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting in the election of directors is not authorized by the Articles of Incorporation.

Holders of outstanding shares of our common stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the shareholders. Holders of our outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of our common stock are, and all unissued shares of our common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then existing shareholders may be diluted.

We have never declared or paid any dividends or distributions on our common stock. We anticipate that for the foreseeable future all earnings will be retained for use in our business and no cash dividends will be paid to shareholders. Any payment of cash dividends in the future on our common stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant.

Preferred Stock

Our Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, any or all of the authorized but unissued shares of our preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided by the Board of Directors with regard to such particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of our common stock. The rights of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of any of our preferred stock that may be issued in the future. Issuance of a new series of preferred stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring our outstanding shares of common stock and make removal of the Board of Directors more difficult.

Our Board of Directors adopted a shareholders rights plan in March 2006 and reserved 250,000 shares of Series A Junior Participating Preferred Stock. At the Company’s annual shareholders meeting held on October 30, 2006, the shareholders adopted the shareholders rights plan. This shareholders rights plan could have the effect of discouraging, delaying or preventing an acquisition.

In addition, the Company has designated one preferred share as Series B Preferred Stock (the “Series B Preferred Share”), which is held by Computershare Trust Company of Canada (“CTC”). The one Series B Preferred Share represents a number of votes equal to the total outstanding Exchangeable Shares on the applicable record date for the vote submitted to the Company’s shareholders. The Exchangeable Shares were issued by OQI Sask as part of the reorganization, and are exchangeable at any time on a one-for-one basis, at the option of the holder, for shares of the Company’s common stock. An Exchangeable Share of OQI Sask provides a holder with economic terms and voting rights which are, as nearly as practicable, effectively equivalent to those of a share of the Company’s common stock. CTC will vote the one Series B Preferred Share as indicated by the individual holders of Exchangeable Shares of OQI Sask.

 LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be offered in this prospectus will be passed upon by Moye White LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of Oilsands Quest Inc. as of April 30, 2010 and 2009, and for each of the years in the three-year period ended April 30, 2010 and the information included in the cumulative from inception presentations for the period from May 1, 2007 to April 30, 2010 (not separately presented), and management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

OILSANDS QUEST INC.
90,912,637 SHARES OF
COMMON STOCK

Prospectus dated August 3, 2010